UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November,  2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

2011 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A, Vila Olímpia – CEP 04543-011 – São Paulo/SP
Internet Site	http://www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statements and Consolidated Financial Statements, as of 12/31/2010 (BRGAAP)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	02/03/2011
Banco Santander Individual Publication - BRGAAP	02/04/2011

Annual and Consolidated Financial Statements, as of 12/31/2010 (IFRS)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	02/23/2011

Standardized Financial Statements (DFP), as of 12/31/2010 - BRGAAP Banco Santander - Individual

EVENT	DATE
Submission to BM&F Bovespa and CVM	02/03/2011

Cash proceeds in the allocation of the result for fiscal year ended 12/31/2011 (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day
			ON	PN	UNIT
Interest on Equity	03/24/2011	600,000,000	Gross R$ 1.43656022	Gross R$ 1.58021625	Gross R$ 158.02162460	08/29/2011
Intermediary dividends	05/31/2011	273,840,060	R$ 0.65564623	R$ 0.72121085	R$ 72.12108515	08/29/2011
Interim dividends	05/31/2011	476,159,939	R$ 1.14005405	R$ 1.25405945	R$ 125.40594525	08/29/2011
Interest on Equity	06/21/2011	550,000,000	Gross R$ 1,3168469	Gross R$ 1.4485316	Gross R$ 144.8531559	08/29/2011
Interim dividends	06/21/2011	100,000,000	R$ 0.2394267	R$ 0.2633694	R$ 26.3369370	08/29/2011
Interest on Equity	09/22/2011	400,000,00	Gross R$ 0.959206070	Gross R$ 1.055126680	Gross R$105.512667850	02/25/2012

Reference Form as of 12/31/2011

EVENT	DATE
Submission to BM&F Bovespa and CVM	05/31/2011

Annual Information – 20F, as of 12/31/2010

EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa.	04/08/2011

Quarterly Financial Statements

EVENT	DATE
Submission to BM&F Bovespa and CVM
- Referring to 1st quarter	04/28/2011
- Referring to 2nd quarter	07/27/2011
- Referring to 3rd quarter	10/27/2011

Quarterly Financial Statements in English

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/28/2011
- Referring to 2nd quarter	07/27/2011
- Referring to 3rd quarter	10/27/2011

Extraordinary General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – December 28, 29 and 30, 2010 Valor Econômico - December 28, 29 and 30, 2010
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	12/27/2010
Extraordinary General Shareholders’ Meeting	01/28/2011
Submission of the Minutes of the Extraordinary General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	01/28/2011

Extraordinary and Annual Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – March 26, 29 and 30, 2011 Valor Econômico - March 28, 29 and 30, 2011
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	03/25/2011
Annual Shareholders’ Meeting	04/26/2011
Submission of the Minutes of the Annual Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	04/26/2011

Extraordinary General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – September 24, 27 and 28 2011 Valor Econômico – September 26, 27 and 28, 2011
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	09/23/2011
Extraordinary General Shareholders’ Meeting	10/25/2011
Submission of the Minutes of the Annual Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	10/25/2011

Board of Directors’ Meeting

EVENT	DATE
Board of Directors’ Meeting: (a) To approve the Annual Financial Statement, as of 12/31/2010	02/02/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	02/02/2011
EVENT

Board of Directors’ Meeting: (a) Review, discuss and resolve upon the proposal with respect to the main terms and conditions of the proposed restructuring of insurance operations of Santander Brasil by means of the sale of the totality of the outstanding shares of the capital stock of Santander Seguros S.A., to a holding company headquartered in Spain, to be initially held, directly or indirectly, by Santander, S.A. and which shall be the vehicle of a strategic joint venture between Santander Spain and Zurich Financial Services Ltd.

02/21/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	02/22/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approval of the Report of the Ombudsman for the six months ended December 31, 2010.	03/01/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/01/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approve the election of the current members of the Company’s Audit Committee for a new term of office.	03/18/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/18/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approve the declaration of Interest on the Company´s Capital in the amount of R$ 600,000,000.00.	03/24/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/24/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approve the Company’s Financial Statements regarding the 1st semester of 2011	04/26/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	04/26/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approve the proposal for the declaration of Intermediary dividends based on the Dividend Equalization Reserve account, and Interim dividends	05/31/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	05/31/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approve the proposal for declaration of Interest on Company’s Capital and Interim Dividends	06/21/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	06/21/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approve the Company’s Financial Statements regarding the 2011	07/25/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	07/25/2011
EVENT	DATE
Board of Directors’ Meeting: (a) to cancel the buyback program for the Company´s Units currently in effect; (b) to approve the new buyback program of Units or ADRs	08/24/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	08/25/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approve the proposal for declaration of Interest on Company’s Capital	09/22/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	09/22/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approve the Company’s Financial Statements regarding the 3rd quarter of 2011.	10/26/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	10/26/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approve the proposal of amendment of the Company’s Bylaws.	11/10/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	11/10/2011
EVENT	DATE
Board of Directors’ Meeting: (a) approve the Calendar for Corporate Events for the year 2012.	11/23/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	11/23/2011
EVENT	DATE
Board of Directors’ Meeting	12/21/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	12/21/2011

Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2010	From 01/19/2011 to 02/02/2011
- Referring to 1st quarter of 2011	From 04/11/2011 to 04/27/2011
- Referring to 2nd quarter of 2011	From 07/11/2011 to 07/26/2011
- Referring to 3rd quarter of 2011	From 10/11/2011 to 10/26/2011

Earnings Release

EVENT	DATE
- Referring to 4th quarter of 2010	02/03/2011
- Referring to 1st quarter of 2011	04/28/2011
- Referring to 2nd quarter of 2011	07/27/2011
- Referring to 3rd quarter of 2011	10/27/2011

Conference Call and Webcast (in English and Portuguese)

EVENT	DATE
- Referring to 4th quarter of 2010	02/03/2011
- Referring to 1st quarter of 2011	04/28/2011
- Referring to 2nd quarter of 2011	07/27/2011
- Referring to 3rd quarter of 2011	10/27/2011

Public Meeting with Analysts and Shareholders

EVENT	DATE
Public Meeting with Analysts and Shareholders	02/22/2011 – São Paulo - SP (Brazil) Santander Tower Avenue Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A Time: 9:00 a.m. (Brasilia’s Time)
03/22/2011 – Rio de Janeiro – RJ (Brazil) Sheraton Rio Hotel & Resort Avenue Niemeyer, nº 121 - Leblon Time: 9:00 a.m. (Brasilia’s Time)
05/12/2011 – Porto Alegre – RS (Brazil) Mercure Florianópolis Convention Street Siqueira Campos, nº 1125 – Centro Time: 06:30 p.m. (Brasilia’s Time)
05/19/2011 – Florianópolis – SC (Brazil) Hotel Sofitel Road Admar Gonzaga, nº 600 - Itacorubi Time: 06:30 p.m. (Brasilia’s Time)
05/26/2011 – João Pessoa – PB (Brazil) Hotel Tropical Tambaú Avenue Almirante Tamandaré,nº 229 – Tambaú Time: 06:30 p.m. (Brasilia’s Time)
08/09/2011 – Rio de Janeiro – RJ (Brazil) Sofitel Rio de Janeiro Copacabana Av. Atlântica, nº 4.240 – Copacabana Time: 7:00 p.m. (Brasilia’s Time)
08/16/2011 – São Paulo – SP (Brazil) Santander Tower Av. Presidente Juscelino Kubitscheck, nº 2.041 and 2.235 – Vila Olímpia Time: 7:00 p.m. (Brasilia’s Time)
08/23/2011 – Curitiba – PR (Brazil) Bourbon Curitiba Street Cândido Lopes, nº 102 – Centro Time: 7:00 p.m. (Brasilia’s Time)
11/21/2011 – Brasília – DF (Brazil) Royal Tulip Brasília Alvorada Setor de hotéis e turismo norte, trecho 01, Conj. 1B, Bloco C Time: 7:00 p.m. (Brasilia’s Time)
11/23/2011 – Belo Horizonte – MG (Brazil) Mercure BH Lourdes Av. Contorno, 7315, Lourdes Time: 7:00 p.m. (Brasilia’s Time)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 09, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer